UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-35530

BROOKFIELD RENEWABLE

PARTNERS L.P.

(Translation of registrant’s name into English)

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73 Front Street, 5th Floor
Hamilton HM 12
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXPLANATORY NOTE

This Form 6-K/A is being filed to amend the Form 6-K (Firm Number 18990274) originally filed by Brookfield Renewable Partners L.P. with the Securities and Exchange Commission on August 3, 2018.  The reference to the record date for the distribution was incorrect in the Form 6-K and should be amended from the close of business on June 30, 2018 to the close of business on August 31, 2018.  There is no change to the payment date or amount.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

EXHIBIT LIST

Exhibit

99.1	Press Release dated August 3, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

Date: August 3, 2018	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary